FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated November 2, 2010, Excel Maritime Reports Results for the Third Quarter and Nine Month period ended September 30, 2010.

Exhibit 1

Excel Maritime Reports Results for the Third Quarter and Nine Month period ended September 30, 2010

ATHENS, GREECE – November 2, 2010 – Excel Maritime Carriers Ltd (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the third quarter and nine month period ended September 30, 2010.

Third Quarter and Nine-Month 2010 Highlights:

	Three-Months ended September 30,		Nine-Months ended September 30,
	2009	2010	2009	2010
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$97.9	$104.7	$289.1	$316.0
Net Income	$62.0	$48.0	$258.0	$194.2
Adjusted Net Income (Loss)	$(2.6)	$9.5	$(12.2)	$21.6
Earnings per Share-Diluted	$0.79	$0.57	$3.91	$2.36
Adjusted Earnings (losses) per Share-Diluted	$(0.03)	$0.11	$(0.18)	$0.26
Adjusted EBITDA	$59.1	$62.3	$169.7	$184.3
Time Charter Equivalent (TCE) per day	$21,912	$22,848	$21,676	$23,768

A reconciliation of the non-GAAP measures discussed above is included in a subsequent section of this release.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “Excel delivered a strong set of results for the third quarter demonstrating resilient performance with growth in EBITDA, Adjusted Net Income and Operating Cash Flow. We also continued to make excellent progress in strengthening our balance sheet by repaying bank debt and complying with the original financial covenants of our $1.4 billion Credit Facility in order to enjoy a lower interest margin ahead of the end of the waiver period. Despite the significant volatility in the macroeconomic environment, we remain cautiously optimistic on the outlook of the markets in which we operate.”

Corporate Developments

On July 1 2010, we made a $46 million payment under our $1.4 billion credit facility in accordance with the original credit facility dated April 14, 2008. We were also in compliance with the relevant financial covenants as applicable after the end of the waiver period. As a result, the excess cash flow provision was terminated and the loan applicable margin for the interest period starting July 1, 2010 and ending October 1, 2010 decreased from 2.5% to 1.25%. On September 30, 2010, we continued to be in compliance with the relevant financial covenants as applicable after the end of the waiver period and the applicable margin for the interest period starting October 1, 2010 and ending December 31, 2010 will continue to be at 1.25%.

Fleet Developments

▪

On October 27, 2010, the M/V Coal Gypsy (a Kamsarmax vessel of 82,221 dwt built in 2006), M/V Pascha (a Kamsarmax vessel of 82,574 dwt built in 2006) and M/V Grain Express (a Panamax vessel of 76,466 dwt built in 2004) were fixed under separate time charters for a period of 11-13 months at a daily gross rate of $24,000 each. The vessels will be delivered to their new charters upon completion of their current charters.

▪

On September 6, 2010, the M/V Fearless I, a Panamax vessel of 73,427 dwt built in 1997, was fixed under a new time charter for a period of 12-14 months at a daily gross rate of $24,650.

▪

On August 23, 2010, the M/V Powerful, a Panamax vessel of 70,083 dwt built in 1994, was fixed under a new time charter for a period of 11-13 months at a daily gross rate of $25,000.

▪

On July 9, 2010, the M/V Angela Star, a Panamax vessel of 73,798 dwt built in 1998, was involved in a collision while departing in ballast condition from a Panamanian port. Damage was sustained on her hull structure and as a result temporary repairs were carried out locally. The vessel later sailed to a yard in Bahamas for permanent repairs which were completed on September 22, 2010 at a total cost of approximately $2.4 million that was covered, subject to a small deductible, under the vessel’s hull and machinery insurance policy. At the time of the incident the vessel was fixed under a trip time charter at $23,000 per day for 50-55 days, which was resumed after the repairs’ completion.

Time Charter Coverage

As of today, we have secured under time charter employment 68% of our operating days for the fourth quarter of 2010 and 27% for the year ending December 31, 2011.

Third Quarter 2010 Results:

Excel reported net profit for the quarter of $48.0 million or $0.57 per weighted average diluted share compared to a net profit of $62.0 million or $0.79 per weighted average diluted share in the third quarter of 2009.

The third quarter 2010 results include a non-cash unrealized interest-rate swap loss of $4.1 million compared to a non-cash unrealized interest-rate swap loss of $1.8 million in the corresponding period in 2009. The changes in the fair values of interest rate swaps that do not meet the criteria for hedge accounting are recorded in income.

Included in the above net income is also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net income of $42.5 million ($0.51 per weighted average diluted share) and $66.4 million ($0.84 per weighted average diluted share) for the third quarter of 2010 and 2009, respectively.

Adjusted net income, excluding all the above items, for the third quarter of 2010 would have amounted to $9.5 million or $0.11 per weighted average diluted share compared to an adjusted net loss, excluding all the above items, for the third quarter of 2009 of $2.6 million or $0.03 per weighted average diluted share.

A reconciliation of adjusted net income to net income is included in a subsequent section of this release.

Included in the above adjusted net income is also the amortization of stock based compensation expense of $5.5 million ($0.07 per weighted average diluted share) and $8.9 million ($0.11 per weighted average diluted share), for the quarter ended September 30, 2010 and 2009, respectively.

Voyage revenues for the third quarter of 2010 amounted to $104.7 million as compared to $97.9 million for the same period in 2009, an increase of approximately 6.9%.

An average of 48.0 and 47.0 vessels were operated during the third quarter of 2010 and 2009, respectively, earning a blended average time charter equivalent rate of $22,848 and $21,912 per day, respectively.  Please refer to a subsequent section of this press release for a calculation of the TCE.

Adjusted EBITDA for the third quarter of 2010 was $62.3 million compared to $59.1 million for the third quarter of 2009, an increase of approximately 5.4%. Please refer to a subsequent section of this press release for a reconciliation of adjusted EBITDA to Net Income.

Nine Months to September 30, 2010 Results:

Excel reported net profit for the period of $194.2 million or $2.36 per weighted average diluted share compared to a net profit of $258.0 million or $3.91 per weighted average diluted share in the respective period of 2009.

The results for the nine month period ended September 30, 2010 include a non-cash unrealized interest-rate swap loss of $8.8 million compared to a non-cash unrealized interest-rate swap gain of $19.2 million in the corresponding period in 2009. The changes in the fair values of interest rate swaps that do not meet the criteria for hedge accounting are recorded in income. In addition, the results for the nine month period ended September 30, 2009 include $0.1 million of a non-cash gain on sale of a vessel.

Included in the above net income is also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana on April 15, 2008 amounting to a net income of $181.5 million ($2.20 per weighted average diluted share) and $251.0 million ($3.80 per weighted average diluted share) for the nine month period ended September 30, 2010 and 2009, respectively.

Adjusted net income, excluding all the above items, for the nine months to September 30, 2010 would have amounted to $21.6 million or $0.26 per weighted average diluted share compared to an adjusted net loss, excluding all the above items, for the respective period of 2009 of $12.2 million or $0.18 per weighted average diluted share.

A reconciliation of adjusted Net income to Net Income is included in a subsequent section of this release.

Included in the above adjusted net income is also the amortization of stock based compensation expense of $7.4 million ($0.09 per weighted average diluted share) and $14.3 million ($0.22 per weighted average diluted share), for the nine months to September 30, 2010 and 2009, respectively.

Voyage revenues for the nine month period ended September 30, 2010 amounted to $316.0 million as compared to $289.1 million for the same period in 2009, an increase of approximately 9.3%.

An average of 47.6 and 47.3 vessels were operated during the nine months to September 30, 2010 and 2009, respectively, earning a blended average time charter equivalent rate of $23,768 and $21,676 per day, respectively. Please refer to a subsequent section of this press release for a calculation of the TCE.

Adjusted EBITDA for the period was $184.3 million compared to $169.7 million for the respective period of 2009, an increase of approximately 8.6%. Please refer to a subsequent section of this press release for a reconciliation of adjusted EBITDA to Net Income.

Conference Call Details:

Tomorrow November 3, 2010 at 10:00 A.M. EDT, the Company’s management will host a conference call to discuss these results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until November 10, 2010 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excels’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009 AND 2010

(In thousands of U.S. Dollars, except for share and per share data)

	Three- month period Ended September 30,
	2009	2010
REVENUES:
Voyage revenues	$97,867	$104,713
Time Charter fair value amortization	76,425	52,604
Revenue from managing related party vessels	105	105
Revenue from operations	174,397	157,422

EXPENSES:
Voyage expenses	4,469	6,292
Charter hire expense	8,275	8,275
Charter hire amortization	10,068	10,068
Commissions to a related party	577	723
Vessel operating expenses	20,671	21,364
Depreciation expense	31,070	31,819
Dry-docking and special survey cost	1,825	-
General and administrative expenses	13,952	10,969
	90,907	89,510

Income from operations	83,490	67,912

OTHER INCOME (EXPENSES):
Interest and finance costs	(12,418)	(8,435)
Interest income	281	272
Losses on derivative financial instruments	(9,418)	(11,207)
Foreign exchange losses	(194)	(295)
Other, net	360	189
Total other income (expenses), net	(21,389)	(19,476)

Net income before taxes and loss assumed (income earned) by non controlling interest	62,101	48,436

US Source Income taxes	(162)	(86)

Net income	61,939	48,350

Loss assumed (income earned) by non-controlling interest	37	(352)

Net income attributable to Excel Maritime Carriers Ltd.	$61,976	$47,998

Earnings per common share, basic	$0.83	$0.59
Weighted average number of shares, basic	75,107,733	81,077,800
Earnings per common share, diluted	$0.79	$0.57
Weighted average number of shares, diluted	78,863,299	83,791,670

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In thousands of U.S. Dollars, except for share and per share data)

	Nine month period ended September 30,
	2009	2010
REVENUES:
Voyage revenues	$289,112	$315,965
Time Charter fair value amortization	280,871	211,346
Revenue from managing related party vessels	382	315
Revenue from operations	570,365	527,626

EXPENSES:
Voyage expenses	14,346	19,558
Charter hire expense	24,556	24,556
Charter hire amortization	29,884	29,876
Commissions to a related party	1,602	2,231
Vessel operating expenses	62,881	64,495
Depreciation expense	92,336	93,462
Dry-docking and special survey cost	9,757	9,520
General and administrative expenses	30,817	27,412
	266,179	271,110

Gain on sale of vessel	61	-

Income from operations	304,247	256,516

OTHER INCOME (EXPENSES):
Interest and finance costs	(45,092)	(30,379)
Interest income	523	1,056
Losses on derivative financial instruments	(1,233)	(31,198)
Foreign exchange losses	(231)	(43)
Other, net	183	(472)
Total other income (expenses), net	(45,850)	(61,036)

Net income before taxes and loss assumed (income earned) by non controlling interest	258,397	195,480

US Source Income taxes	(515)	(658)

Net income	257,882	194,822

Loss assumed (income earned) by non-controlling interest	124	(609)

Net income attributable to Excel Maritime Carriers Ltd.	$258,006	$194,213

Earnings per common share, basic	$4.03	$2.42
Weighted average number of shares, basic	64,083,909	80,152,297
Earnings per common share, diluted	$3.91	$2.36
Weighted average number of shares, diluted	66,031,742	82,462,602

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2009 AND SEPTEMBER 30, 2010 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2009	September 30, 2010

CURRENT ASSETS:
Cash and cash equivalents	$100,098	$85,358
Restricted cash	34,426	5,670
Accounts receivable	3,784	4,151
Other current assets	9,792	10,336
Total current assets	148,100	105,515

FIXED ASSETS:
Vessels, net	2,660,163	2,654,343
Advances for vessels under construction	71,184	60,151
Office furniture and equipment, net	1,450	1,204
Total fixed assets, net	2,732,797	2,715,698

OTHER NON CURRENT ASSETS:
Time charters acquired, net	224,311	194,435
Restricted cash	24,974	37,981

Total assets	$3,130,182	$3,053,629

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$134,681	$106,677
Accounts payable	5,349	9,289
Other current liabilities	47,801	42,448
Current portion of financial instruments	29,343	24,293
Total current liabilities	217,174	182,707

Long-term debt, net of current portion and net of deferred financing fees	1,121,765	1,065,820
Time charters acquired, net	280,413	69,067
Financial instruments	24,558	39,235

Total liabilities	1,643,910	1,356,829

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	799	833
Additional paid-in capital	1,046,606	1,058,905
Other Comprehensive Loss	(85)	(886)
Retained earnings	433,845	628,058
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,480,976	1,686,721
Non-controlling interests	5,296	10,079
Total Stockholders’ Equity	1,486,272	1,696,800

Total liabilities and stockholders’ equity	$3,130,182	$3,053,629

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In thousands of U.S. Dollars)

	Nine month period ended September 30,
	2009	2010
Cash Flows from Operating Activities:
Net income	$257,882	$194,822
Adjustments to reconcile net income to net cash provided by operating activities	(156,086)	(64,131)
Changes in operating assets and liabilities:
Operating assets	4,269	(911)
Operating liabilities	715	(1,413)
Net Cash provided by Operating Activities	$106,780	$128,367

Cash Flows from Investing Activities:
Advances for vessels under construction	(8,947)	(76,267)
Additions to vessel cost	(113)	(13)
Additions to office furniture and equipment	(101)	(83)
Proceeds received from Oceanaut liquidation	5,212	-
Proceeds from sale of vessel	3,735	-
Net cash used in Investing Activities	$(214)	$(76,363)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	(52,957)	15,749
Proceeds from long-term debt	5,067	66,967
Repayment of long-term debt	(165,256)	(157,765)
Payment of financing costs	(1,938)	(802)
Issuance of common stock-related party	44,983	4,933
Issuance of common stock	45,197	-
Capital contributions from non-controlling interest owners	3,143	4,174
Net cash used in Financing Activities	$(121,761)	$(66,744)

Net decrease in cash and cash equivalents	(15,195)	(14,740)
Cash and cash equivalents at beginning of period	109,792	100,098
Cash and cash equivalents at end of the period	$94,597	$85,358

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$45,320	$25,251
U.S. Source Income taxes	625	746

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Three month period ended September 30,		Nine month period ended September 30,
	2009	2010	2009	2010
Net income	61,976	47,998	258,006	194,213
Interest and finance costs, net (1)	19,728	15,307	64,976	51,695
Depreciation	31,070	31,819	92,336	93,462
Dry-dock and special survey cost	1,825	-	9,757	9,520
Unrealized swap (gain) loss	1,827	4,063	(19,174)	8,826
Amortization of T/C fair values (2)	(66,357)	(42,536)	(250,987)	(181,470)
Stock based compensation	8,915	5,529	14,319	7,400
Gain on sale of vessel	-	-	(61)	-
Taxes	162	86	515	658
Adjusted EBITDA	59,146	62,266	169,687	184,304

(1) Includes swap interest paid and received
(2) Analysis:
	Three month period ended September 30,		Nine month period ended September 30,
	2009	2010	2009	2010
Non-cash amortization of unfavorable time charters in revenue	(76,425)	(52,604)	(229,397)	(184,420)
Non-cash accelerated amortization of M/V Sandra and Coal Pride time charter fair value due to charter termination	-	-	(51,474)	-
Non-cash accelerated amortization of M/V Iron Miner time charter fair value due to charter termination	-	-	-	(26,926)
Non-cash amortization of favorable time charters in charter hire expense	10,068	10,068	29,884	29,876
	(66,357)	(42,536)	(250,987)	(181,470)

Reconciliation of Net Income to Adjusted Net Income (loss)
(all amounts in thousands of U.S. Dollars)
	Three month period ended September 30,		Nine month period ended September 30,
	2009	2010	2009	2010
Net income	61,976	47,998	258,006	194,213
Unrealized swap (gain) loss	1,827	4,063	(19,174)	8,826
Gain on sale of vessel	-	-	(61)	-
Amortization of T/C fair values	(66,357)	(42,536)	(250,987)	(181,470)
Adjusted Net Income (loss)	(2,554)	9,525	(12,216)	21,569

Reconciliation of Earnings per Share (Diluted) to Adjusted Earnings (losses) per Share (Diluted)
(all amounts in U.S. Dollars)
	Three month period ended September 30,		Nine month period ended September 30,
	2009	2010	2009		2010
Net income	$0.79	$0.57	$3.91		$2.36
Unrealized swap (gain) loss	0.02	0.05	(0.29)		0.10
Gain on sale of vessel	-	-	-	(*)	-
Amortization of T/C fair values	(0.84)	(0.51)	(3.80)		(2.20)
Adjusted Net Income (loss)	$(0.03)	$0.11	$(0.18)		$0.26

(*) Effect insignificant

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on swaps, which are significant non-cash items. Following Excel’ s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our swap transactions and any gains or losses on sale of vessels, both of which are significant non-cash items and eliminating the effect of deferred time charter assets and liabilities. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by the weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. Excel has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with seven Panamax vessels under bareboat charters and one Capesize vessel that operates through a joint venture in which it participates by 71.4%, operates 48 vessels (six Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and five Handymax vessels) with a total carrying capacity of over 4.0 million DWT.  Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

           www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the three and nine months ended September 30, 2010 compared to the corresponding periods in the prior year.

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	Three month period ended September 30,		Nine month period ended September 30,
	2009	2010	2009	2010
Total calendar days	4,324	4,416	12,905	12,985
Available days under period charter	2,800	2,760	8,586	7,994
Available days under spot/short duration charter	1,436	1,516	4,016	4,383
Utilization	98.0%	96.8%	97.7%	95.3%
Time charter equivalent per ship per day-period	24,270	24,212	25,823	24,425
Time charter equivalent per ship per day-spot	17,305	20,369	12,807	22,569
Time charter equivalent per ship per day-weighted average	21,912	22,848	21,676	23,768
Net daily revenue per ship per day	21,467	22,124	21,167	22,655
Vessel operating expenses per ship per day	(4,781)	(4,838)	(4,873)	(4,967)
Net Operating cash flows per ship per day before G&A expenses	16,686	17,286	16,294	17,688

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Available days under spot / short duration charter: This is defined as available days under spot charters and / or time charters of duration of less than six months.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	Three month period ended September 30,		Nine month period ended September 30,
	2009	2010	2009	2010
Voyage revenues	97,867	104,713	289,112	315,965
Voyage expenses	(5,046)	(7,015)	(15,948)	(21,789)
Total revenue, net of voyage expenses	92,821	97,698	273,164	294,176
Total available days	4,236	4,276	12,602	12,377
Daily Time charter equivalent	$21,912	$22,848	$21,676	$23,768

Net daily revenue: We define this as the daily TCE rate including idle time.

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense: This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	4Q’10	1Q’11	2Q’11	3Q’11	Total

Amortization of unfavorable time charters (1)	51.0	0.8	0.8	0.8	53.4
Amortization of favorable time charters (2)	(10.1)	(10.0)	(10.0)	(10.1)	(40.2)

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of November 1, 2010:

Vessel Name	Dwt	Year Built	Charter Type	Daily rate	Average Charter Expiration

Iron Miner	177,931	2007	Period	$41,355	Feb 2012
Kirmar	164,218	2001	Period	$49,000 (net)	May 2013
Iron Beauty	164,218	2001	Spot
Lowlands Beilun (1)	170,162	1999	Period	$28,000	Sept 2015
Sandra (2)	180,274	2008	Period	$26,500	Feb 2016
Christine (3,4)	180,000	2010	Period	$25,000	Feb 2016
Total Capesize	1,036,803
Iron Manolis	82,269	2007	Period	$22,000	Dec 2010
Iron Brooke	82,594	2007	Period	$21,000	Dec 2010
Iron Lindrew	82,598	2007	Period	$21,000	Dec 2010
Coal Hunter	82,298	2006	Period	$22,000	Dec 2010
Pascha (5)	82,574	2006	Period	$21,000	Dec 2010
Coal Gypsy (5)	82,221	2006	Period	$22,000	Dec 2010
Iron Anne	82,220	2006	Period	$22,000	Dec 2010
Iron Vassilis	82,257	2006	Period	$22,000	Dec 2010
Iron Bill	82,187	2006	Period	$22,000	Dec 2010
Santa Barbara	82,266	2006	Period	$22,000	Dec 2010
Ore Hansa	82,209	2006	Period	$22,000	Dec 2010
Iron Kalypso	82,224	2006	Period	$22,000	Dec 2010
Iron Fuzeyya	82,209	2006	Period	$22,000	Dec 2010
Iron Bradyn	82,769	2005	Period	$22,000	Dec 2010
Total Kamsarmax	1,152,895
Grain Harvester	76,417	2004	Period	$30,000	May 2011
Grain Express (5)	76,466	2004	Period	$22,000	Dec 2010
Iron Knight	76,429	2004	Period	$22,000	Dec 2010
Coal Pride	72,493	1999	Period	$24,000	May 2011
Isminaki	74,577	1998	Spot
Angela Star	73,798	1998	Spot
Elinakos	73,751	1997	Spot
Happy Day	71,694	1997	Period	$27,000	Jul 2011
Iron Man (A)	72,861	1997	Spot
Coal Age (A)	72,824	1997	Period	$21,250	Nov 2010
Fearless I (A)	73,427	1997	Period	$24,650	Oct 2011
Barbara (A)	73,307	1997	Spot
Linda Leah (A)	73,317	1997	Period	$24,000	Apr 2011
King Coal (A)	72,873	1997	Period	$56,000	Jun 2011
Coal Glory (A)	73,670	1995	Period	$24,000	May 2011
Powerful	70,083	1994	Period	$25,000	Aug 2011
First Endeavour	69,111	1994	Spot
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Spot
Renuar	70,155	1993	Period	$22,500	Dec 2010
Fortezza	69,634	1993	Period	$27,000	Jul 2011
Total Panamax	1,532,047
July M	55,567	2005	Spot
Mairouli	53,206	2005	Spot
Total Supramax	108,773
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Marybelle	42,552	1987	Spot
Attractive	41,524	1985	Spot
Lady	41,090	1985	Spot
Total Handymax	209,612
Total Fleet	4,040,130
Average age		10.2 Yrs

New-building contracts	Type	Dwt	Estimated delivery (B)
Hope (tbn-Mairaki)	Capesize	181,000	January 2011

New-building contracts (C)	Type	Dwt	Original scheduled delivery (B)
Fritz (D)	Capesize	180,000	May 2010
Benthe (D)	Capesize	180,000	June 2010
Gayle Frances (D)	Capesize	180,000	July 2010
Iron Lena (D)	Capesize	180,000	August 2010

(1) The charter has a 50% profit sharing over the base rate based on the monthly average BCI Time Charter Rate, as published daily by the Baltic Exchange in London.

 (2)The charter has a 50% profit sharing over the base rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(3) The charter has a 50% profit sharing over the base rate on the monthly average BCI Time Charter Rate, as defined above.

(4) Excel holds a 71.4% interest in the joint venture that owns the vessel.

(5) A second charter on the vessel has been fixed commencing upon completion of her current charter and through December 2011.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements. In particular for vessel Hope (tbn Mairaki) the delivery date has been set on January 10, 2011 which is approximately two months after our initial estimate.

(C) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. As of November 1, 2010, all the vessels are delayed in delivery and they may never be delivered at all.

(D)    Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: November 2, 2010

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer